Nam Tai Electronics, Inc.
                                                       116 Main Street
                                                       Road Town, Tortola
                                                       British Virgin Islands


September 2, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:    Ms. Peggy Fisher and Mr. Jeffrey Cohan
              Mail Stop 03-06

Re: Nam Tai Electronics, Inc. Registration Statement on Form F-3 File No. 333-107378
       Application for Withdrawal of Registration Statement
       ----------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Nam Tai Electronics, Inc., a British Virgin Islands International Business Company (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-3, Registration No. 333-107378 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 25, 2003, and was amended by Amendment No. 1 on August 08, 2003.

     In light of current market conditions the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued.

     Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use in accordance with Rule 457(p) under the Securities Act.

     In addition to the Registrant, please provide a copy of the order consenting to the withdrawal of the Registration Statement to our counsel:

     Kevin Keogh
     White & Case LLP
     1155 Avenue of the Americas
     New York, New York 10036-2787

     If you have any questions regarding this application for withdrawal, please contact Mr. Keogh at (212) 819-8227.


                                        Sincerely,

                                        NAM TAI ELECTRONICS, INC.



                                        By:  /s/ M.K. Koo
                                           -------------------------------------
                                           M. K. Koo
                                           Chief Financial Officer




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